UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q3 Trading Update dated 23 October 2025

23 October 2025

RENTOKIL INITIAL PLC - THIRD QUARTER TRADING UPDATE

Rentokil Initial plc ("the Group"), today issues a Trading Update for the three months of the 2025 financial year covering the period 1 July 2025 to 30 September 2025.

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

"We are encouraged by our performance in the third quarter as the overall positive trends we described at our interim results have continued into the second half. Group Revenues grew by 4.6% with Organic Revenue growth of 3.4%, driven by an acceleration in North America to 3.4%, including 1.8% for North America Pest Control Services, and International Organic Revenue growth of 3.3%.

"In North America, it is pleasing to see the actions we have taken to improve sales execution and to evolve our digital marketing strategy are driving positive lead flow and overall sales momentum in the quarter. Our satellite branch openings remain on track to reach 150 by the end of the year, we have re-commenced the gradual integration of commercial branches during the quarter and our cost efficiency programme is on track.

"Current trading is in line with expectations and our outlook for the remainder of the year remains unchanged, as such, we expect to deliver FY 2025 financial results in line with market expectations."

Summary

Group Revenue for the quarter was $1,810m, representing year on year growth of 4.6%. Organic Revenue growth for the period was 3.4%.

North America

Revenue growth in North America was 4.6% and Organic Revenue growth was 3.4%. North America Pest Control Services Organic Revenue growth was 1.8% (0.1% in H1 2025). North America Business Services continued to see positive momentum with Revenue growth of 14.4% (11.9% Organic).

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Colleague Retention reached 81.8% at the end of Q3 (H1 2025: 80.7%) marking 11 consecutive quarters of growth.
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Customer Retention of 80.9% (H1 2025: 80.5%) benefiting from the ongoing 'Drive to 85' programme including the investment in the customer saves team.
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Positive lead flow growth in the quarter, supported by an enhanced digital marketing strategy and improved sales execution. Through the quarter we continued to adapt our marketing activity to drive the highest quality leads, improving conversion and cost per lead.
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Sustained strong pricing discipline with price increases slightly above inflation.
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139 satellite branches (H1 2025: 100) are now in operation delivering improved lead generation through a stronger local presence and enhanced customer reviews, with 150 expected by year end.
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Our door-to-door sales pilot continued through the summer in 25 sales territories and will be rolled out more widely in 2026.
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Cost efficiency initiatives are on track to deliver a $100m cost reduction and an operating margin in North America above 20% post 2026.

The actions taken to optimise our marketing return on investment and deliver growth in our contract portfolio have strengthened our revenue generation through the high season.  As we enter the seasonally quieter fourth quarter it is worth noting that Q4 2024 benefited from c.$6m of emergency Vector Control services revenue during the hurricane season which, based on the 2025 Atlantic hurricane season, is not currently expected to repeat.

International (Group excluding North America)

International Revenue grew by 4.6% with Organic Revenue growth of 3.3%, up from 2.7% in H1.  The improvement was primarily driven by the UK with continued strong performance in our core UK Pest control and Plants businesses and an improved performance from our Property Services division.  Across the rest of our International businesses, Europe continues to be strong, driven by the southern Europe markets of Spain, Portugal and Greece.  Growth in the Pacific remains below the average for International with good growth in core Pest Control and Ambius offset by the impact of adverse weather on our Rural and Trackspray businesses.

Category Performance

Pest Control Organic Revenue growth was 3.4% driven by good momentum in North America which was up by 3.3%. Hygiene & Wellbeing Organic Revenue grew by 3.0%, an improvement from 0.9% in H1 2025 as the UK and Sub-Saharan Africa region returned to growth in the quarter and market conditions improved in the Pacific.

M&A

The Group's bolt-on M&A programme continued to create value with three deals, delivering annualised revenue in the year before acquisition of $4m.  This takes the total number of deals to 21 year-to-date with annualised revenue in the year before acquisition of $39m.

Completion of sale of France Workwear business

The sale of our France Workwear business, which we announced in May 2025, for an enterprise value of €410 million (c.$480 million) including an earn-out of up to €30 million, completed on 30 September 2025, with net cash proceeds of €370 million (c.$435 million), subject to the final earn-out outcome.

Balance Sheet

Following the completion of the sale of the France Workwear business, net debt at the end of the quarter was $3,865m.

BBB (stable) rating reaffirmed by Fitch Ratings. The Company is also BBB (stable) rated by S&P Global.

Outlook

Current trading is in line with expectations and our outlook for the remainder of the year remains unchanged. We expect to deliver FY 2025 financial results in line with market expectations.

Conference call details

Today, 23 October at 9:00am BST, Rentokil Initial Chief Executive, Andy Ransom and Chief Financial Officer, Paul Edgecliffe-Johnson will host a conference call for analysts and investors. A replay will be available on the Company website (https://www.rentokil-initial.com/investors.aspx) following the event.

To access the live audio webcast, register via the following link:

https://www.investis-live.com/rentokil/68ef9d6433e9f50017f9b8c8/nxpwt

Alternatively, to join via teleconference, please register in advance using the link below:

https://www.netroadshow.com/events/login/LE9zwo494Gg8GZbXj9OiVTz6GbtdSMFn5Oj

Enquiries:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Notes

With effect from 1 January 2025 the Group changed its presentation currency from sterling to US dollars. All comparatives from 2024 have been represented in USD. In addition and following the acquisition of the Terminix business whereby the majority of the Group's revenues are now in North America, the Group's remaining regions have been combined into an International segment and reporting is on this basis. In order to help understand the underlying trading performance, unless otherwise stated, all commentary and comparable analysis relates to the continuing operations of the Group on a constant currency basis. The France Workwear business has been classified as a discontinued operation following the announcement of the sale of the business, and all comparatives have been represented accordingly.

Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue).

North America includes Pest Control (Pest Control Services and Business Services) and Hygiene & Wellbeing.
North America Pest Control Services is Pest Control excluding Business Services.

Summary of Financial Performance

	Revenue
	Q3 2025 $m	Q3 2024 $m	Change (reported) %	Change(constant currency) %	Organic Revenue Growth%
North America
Pest Control	1,105	1,058	4.4%	4.5%	3.3%
- Pest Control Services	930	905	2.8%	2.8%	1.8%
- Business Services	175	153	14.3%	14.4%	11.9%
Hygiene & Wellbeing	32	30	6.8%	6.9%	6.7%
	1,137	1,088	4.5%	4.6%	3.4%

International
Pest Control	403	376	6.8%	5.4%	3.8%
Hygiene & Wellbeing	270	257	5.3%	3.5%	2.6%
	673	633	6.2%	4.6%	3.3%
Total	1,810	1,721	5.1%	4.6%	3.4%

Category Performance

	Revenue
	Q3 2025 $m	Q3 2024 $m	Change (reported) %	Change(constant currency) %	Organic Revenue Growth%
Pest Control	1,508	1,434	5.1%	4.7%	3.4%
Hygiene & Wellbeing	302	287	5.5%	3.9%	3.0%
Total	1,810	1,721	5.1%	4.6%	3.4%

Cautionary Statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward- looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward- looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies, including artificial intelligence technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of the Group's third-party service providers; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group's customers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; the Group's ability to prevent or detect fraud by third-party service providers, contractors, employees, franchisees or any other third parties or counterparties; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is  subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group  of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation (including class action claims and lawsuits) related to such actual or perceived failures; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing the Group's indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee that trends in the management of termite damage claims will continue. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which  should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as  complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and  measures presented at actual exchange rates ("AER" - IFRS) and constant currency ("CER"  - Non-IFRS). Non-IFRS measures presented also include Organic Revenue Growth. The Group's internal strategic planning process is also based on  these measures, and they are used for incentive purposes. These measures may not be calculated in the same  way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 October 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary